James B. O’Grady	1251 Avenue of the Americas
Partner	New York, New York 10020

T (646) 414-6849
E: jogrady@lowenstein.com

August 21, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Christina Chalk
Blake Grady

Re:	Pasithea Therapeutics Corp.
Schedule TO-I filed on August 9, 2023
File No. 005-92867

Ladies and Gentlemen:

On behalf of Pasithea Therapeutics Corp. (the “Company”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 15, 2023 (the “Comment Letter”), relating to the above referenced Schedule TO filed with the Commission (the “Schedule TO”). We are concurrently filing via EDGAR this letter and an amendment to the Schedule TO (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type.

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2023

The Company has authorized us to respond to the Comment Letter as follows:

Schedule TO-I filed August 9, 2023

General

1. We note your disclosure that if you “have not accepted for payment the Shares [stockholders] have tendered to [you] by 5:00 P.M., New York City time, on October 5, 2023, the 40th business day from the commencement of the Offer, [stockholders] may also withdraw [their] Shares at any time thereafter.” Please reconcile this date with the requirement set forth in Exchange Act Rule 13e-4(f)(2)(ii) and the definition of business day in Rule 13e-4(a)(3).

Response:        The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 5 and 20 to make it clear that October 6th, 2023 is the 40th business day from the commencement of the Offer.

2. Given the significant percentage of outstanding Shares sought in the Tender Offer, please supplementally explain your conclusion that pro forma financial information showing the effect of the Tender Offer (if fully subscribed) are not required pursuant to Item 10 of Schedule TO and Item 1010(b) of Regulation M-A.

Response:        The Company does not believe that the pro forma financial information described in Item 1010(b) of Regulation M-A is material under the circumstances. The Company notes that Instruction 2 to Item 10 of Schedule TO indicates that financial statements are not material to a tender offer if (i) the consideration offered consists solely of cash, (ii) there is no financing condition to the offer and (iii) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The Company confirms to the Staff that all three of these conditions are satisfied in the present tender offer.

As disclosed on pages 8 and 15 of the Offer to Purchase, the accounting for the purchase of shares of common stock in the Offer will result in (i) a reduction of our total equity in an amount equal to the aggregate purchase price of the shares we purchase, (ii) a corresponding reduction in cash and cash equivalents and (iii) a reduction in the weighted average number of outstanding shares for the purposes of calculating earnings per share in an amount equal to the weighted average number of shares that we repurchase pursuant to the Offer.

Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals, page 14

3. We note your disclosure that in determining to proceed with the offer, management and the Board of Directors “considered certain evaluations of [y]our current assets and business development strategies.” Please revise this statement to provide additional detail regarding such evaluations and how they informed your intention to seek to purchase approximately 21.9% of the outstanding Shares. Refer to Item 1006(a) and Item 1011(c) of Regulation M-A.

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2023

Response:        The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 1 and 13 to include more disclosure regarding management’s and the Board of Directors’ considerations of the Company’s assets and business development strategies and how they informed the decision to pursue the Offer.

Conditions of the Offer, page 22

4. You have included a condition that will be triggered by “any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market.” Please revise to explain what would be considered a limitation on prices for securities on any United States national securities exchange or in the over-the-counter market.

Response:        The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 3 and 23 to remove the reference to the limitation on prices.

5. We note the following statement on page 24: “Any determination by us concerning the events described above will be final and binding on all parties.” Please revise this statement to include a qualifier indicating that stockholders are not foreclosed from challenging your determination in a court of competent jurisdiction.

Response:       The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 22 to state that stockholders are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction.

6. Refer to the first paragraph in this section and the statement in the parenthetical that your own actions or inactions may "trigger" an offer condition and allow you to terminate this tender offer. All offer conditions must be objective and outside the control of the bidder in a tender offer to avoid implicating Regulation 14E's prohibition on illusory offers. Revise the language in the parenthetical accordingly, to avoid implying that your own actions or inactions may allow you to terminate the offer.

Response:      The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 22 to remove reference to any action by the Company may allow for termination of the offer.

7. Refer to the third bullet point on page 23, which allows you to terminate this tender offer based on a "material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor." A condition that is triggered by any significant change in ANY currency exchange rates of any currency would appear to be extremely broad and difficult to measure. Please revise to quantify how a material change would be measured in this context, or advise.

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2023

Response:       The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 3 and 23 to remove reference to any other currency exchange rates.

Incorporation by Reference, page 25

8. Refer to the following disclosure on page 25 of the offer materials: "Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase." To the extent that information in this Offer to Purchase materially changes, these offer materials must be amended. See Rule 13e-4(c)(3). Please revise to confirm, and to avoid implying that an obligation to amend may be satisfied by any (emphasis added) subsequently filed document.

Response:        The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 26 to make it clear that if any material changes were to occur that would require an amendment to the Offer to Purchase, the Company would amend the Offer to Purchase and any related documents.

Any questions regarding the contents of this letter or Amendment No. 2 should be addressed to the undersigned at (646) 414-6849.

Very truly yours,

/s/ James B. O’Grady
James B. O’Grady

cc:	Tiago Reis Marques, Ph.D., Pasithea Therapeutics Corp.